UNILEVER UNITED STATES, Inc. (Holding Company)
FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

Unilever United States, Inc. (Holding Company)
Index to Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Unilever United States, Inc.:

We have audited the accompanying balance sheets of Unilever United States, Inc. (Holding Company) as of December 31, 2001 and 2000, and the related statements of operations, of other comprehensive income (loss), of retained earnings and accumulated other comprehensive income (loss), and of cash flows for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the Holding Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Holding Company is a jointly-owned subsidiary of Unilever N.V. and Unilever PLC (collectively, the “Unilever Group”), and is a guarantor to the Unilever Group under its global debt offering filed in the Registration Statement No. 333-12592 on Form F-3 with the Securities and Exchange Commission on September 22, 2000. The Holding Company as well as the Unilever Group each publish consolidated financial statements with their respective subsidiaries that are the primary financial statements of the respective entity. The accompanying financial statements of Unilever United States, Inc. (Holding Company), with investments in subsidiaries recorded on the equity method, have been prepared solely for the purposes of its role as guarantor to the Unilever Group in terms of the requirements of Rule 3-10 of Regulation S-X, and should be read in conjunction with the consolidated financial statements of the Unilever Group which are included in the Registration Statement on Form F-3 into which this Form 6-K is incorporated by reference.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unilever United States, Inc. (Holding Company) at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, the Holding Company’s equity subsidiaries changed their method of accounting for revenue recognition in fiscal 2000.

As discussed in Note 9 to the financial statements, the Holding Company’s equity subsidiaries changed their method for accounting for derivative instruments and hedging activities in fiscal 2001.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut
May 31, 2002

UNILEVER UNITED STATES, INC. (Holding Company)
Statements of Operations
For the years ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	2001	2000	1999

Other income (expense), net	$ 6,596	$(21,192)	$ (2,873)
Interest expense, net, with equity subsidiaries	(377,916)	(289,500)	(157,928)
Equity in pretax earnings (losses) of subsidiaries	(198,005)	375,684	932,596

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	(569,325)	64,992	771,795

Provision for income taxes	(102,615)	(146,006)	(331,073)

Income (loss) from continuing operations before cumulative effect of change in accounting principle	(671,940)	(81,014)	440,722

Loss on disposal of discontinued Chemical operations (net of tax benefits of $3,017 in 1999)	-	-	(5,509)

Income (loss) before cumulative effect of change in accounting principle	(671,940)	(81,014)	435,213

Equity in cumulative effect of subsidiaries’ change in accounting principle for revenue recognition (net of income tax benefit of $9,800)	-	(14,700)	-

Net income (loss)	$(671,940)	$(95,714)	$435,213

Proforma amounts assuming the accounting change for revenue recognition is applied retroactively:

Net income (loss)	$(671,940)	$(81,014)	$448,113

UNILEVER UNITED STATES, INC. (Holding Company)
Statements of Other Comprehensive Income (Loss)
For the years ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	2001	2000	1999

Net income (loss)	$(671,940)	$ (95,714)	$ 435,213

Cumulative effect of change in accounting principle for derivative instruments (net of taxes of $21,457)	(36,538)	-	-
Amortization of cumulative effect for derivative instruments (net of taxes of $11,103)	18,907	-	-
Change in additional minimum pension liability (net of taxes of $7,188 in 2001 and $2,168 in 2000)	(10,781)	(3,251)	-
Net unrealized loss on investments (net of tax benefit of $4,477)	(8,315)	-	-
Foreign currency translation adjustment	139,162	(21,216)	1,032

Other comprehensive income (loss)	102,435	(24,467)	1,032

Total comprehensive income (loss)	$ (569,505)	$ (120,181)	$ 436,245

The accompanying notes are an integral part of these financial statements.

UNILEVER UNITED STATES, INC. (Holding Company)
Statements of Retained Earnings and Accumulated Other Comprehensive Income (Loss)
For the years ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	2001	2000	1999

Retained earnings
Balance, January 1	$ 1,812,303	$ 1,908,017	$ 3,372,692
Net income (loss)	(671,940)	(95,714)	435,213
Dividends paid	-	-	(1,900,000)
Transfer of subsidiaries assets (to) from the Unilever Group	(34,075)	-	112

Balance, December 31	$ 1,106,288	$ 1,812,303	$ 1,908,017

Accumulated other comprehensive income (loss)
Balance, January 1	$ (23,435)	$ 1,032	$ -
Other comprehensive income (loss)	102,435	(24,467)	1,032

Balance, December 31	$ 79,000	$ (23,435)	$ 1,032

The accompanying notes are an integral part of these financial statements.

UNILEVER UNITED STATES, INC. (Holding Company)
Balance Sheets
December 31, 2001 and 2000
(Dollars in thousands, except per share amounts)

ASSETS	2001	2000

Current assets:
Cash and cash equivalents	$6,681	$1,119
Loans to and receivables from affiliates and equity subsidiaries	19,435,910	15,890,801
Deferred income taxes	177,861	401,999
Other current assets	15,696	12,279

Total current assets	19,636,148	16,306,198
Property, plant and equipment, net	21,518	6,157
Investments in equity subsidiaries	14,150,394	14,252,017
Other assets	103,282	151,993

Total assets	$33,911,342	$30,716,365

LIABILITIES and STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$17,339	$14,777
Income taxes payable	73,933	89,256
Accrued liabilities	123,754	67,552
Loans from and payables to affiliates and equity subsidiaries	21,813,121	18,664,476

Total current liabilities	22,028,147	18,836,061
Deferred income taxes	1,742,645	1,175,514
Other long-term liabilities	178,885	139,545

Total liabilities	23,949,677	20,151,120

Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock, ($73.50 par value, 100,000 shares authorized, 182 shares issued and outstanding at December 31, 2001 and 2000)	13	13
Class A Common stock, ($.33 par value, 9,000 shares authorized; 2,552 shares issued and outstanding at December 31, 2001 and 2000)	1	1
Class B Common stock, ($.33 par value, 1,000 shares authorized, 304 shares issued and outstanding at December 31, 2001 and 2000)	-	-
Additional paid-in capital	8,776,363	8,776,363
Retained earnings	1,106,288	1,812,303
Accumulated other comprehensive income (loss)	79,000	(23,435)

Total stockholders’ equity	9,961,665	10,565,245

Total liabilities and stockholders’ equity	$33,911,342	$30,716,365

The accompanying notes are an integral part of these financial statements.

UNILEVER UNITED STATES, INC. (Holding Company)
Statements of Cash Flows
For the years ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	2001	2000	1999

Cash flows from operating activities:
Net income (loss)	$(671,940)	$(95,714)	$ 435,213
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in pretax (earnings) losses of subsidiaries	198,005	(375,684)	(932,596)
Equity in cumulative effect of subsidiaries’ change in accounting	-	14,700	-
Loss (gain) on disposal of discontinued Chemical businesses, net of tax	-	-	5,509
Depreciation	246	428	653
Amortization	-	124	147
Provision (benefit) for deferred taxes	(124,173)	(128,230)	14,003
Gain on disposal of fixed assets	(2,513)	-	(240)
Change in assets and liabilities, excluding the effect of acquisitions and disposals:
Other current assets	14,583	23,177	7,483
Accounts payable	2,562	6,523	4,797
Accrued liabilities	56,202	36,605	(36,532)
Other liabilities	39,340	(63,878)	11,708
Receivables from affiliates and equity subsidiaries	237,930	(13,947)	44,310
Income taxes payable	(461,537)	64,658	39,436
Other, net	-	339	(46)

Net cash used in operating activities	(711,295)	(530,899)	(406,155)

Cash flows from investing activities:
Additions to property, plant and equipment	(17,325)	(5,481)	(8,314)
Proceeds from disposal of property, plant and equipment	4,231	8,540	6,549
Dividend received from equity subsidiary	-	-	1,900,000
Equity and other investments in Bestfoods		(9,162,914)	-
Increase in loans to equity subsidiaries	(2,337,583)	(9,511,065)	(1,115,389)
Purchase of Unilever N.V. shares and PLC ADRs	(19,075)	(945)	(27,026)
Proceeds on sale of Unilever N.V. shares	323	564	65,213

Net cash (used in) provided by investing activities	(2,369,429)	(18,671,301)	821,033

Cash flows from financing activities:
Proceeds from loans from equity subsidiaries	3,086,286	11,602,524	1,484,971
Dividends paid	-	-	(1,900,000)
Equity infusion from Unilever Group	-	7,600,000	-
Transfers to Unilever Group	-	-	112

Net cash provided by (used in) financing activities	3,086,286	19,202,524	(414,917)

Net increase (decrease) in cash and cash equivalents	5,562	324	(39)
Cash and cash equivalents at beginning of year	1,119	795	834

Cash and cash equivalents at end of year	$ 6,681	$1,119	$ 795

Supplemental disclosures of cash information:
Cash paid for interest, net of amounts capitalized	$ 377,916	$289,500	$ 157,928
Cash paid for income taxes, net	669,477	334,574	257,657

The accompanying notes are an integral part of these financial statements.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

1. Organization and basis of presentation

The accompanying financial statements include the accounts of Unilever United States, Inc. (the “Company”) on a stand-alone Holding Company basis. The Company publishes combined financial statements reflecting the consolidated accounts of itself and its wholly-owned subsidiaries, combined with the accounts of its affiliate, Dedoffer, BV, which financial statements are the Company’s primary financial statements. Accordingly, these Holding Company financial statements are not intended to be the primary financial statements of the Company and its subsidiaries.

All of the common stock of the Company is owned by Unilever N.V. and Unilever PLC (collectively the “Unilever Group”). The Company has a specified guarantor relationship to the Unilever Group. As such, these accompanying financial statements have been prepared solely for the inclusion with the consolidated financial statements of the Unilever Group and its subsidiaries and should be read in conjunction with those consolidated financial statements.

The Company has historically served as a holding company for the U.S. operations of the Unilever Group. Its wholly-owned subsidiaries are accounted for in these Holding Company financial statements under the equity method. Under the equity method, the Company reflects its investment in its subsidiaries at original cost, adjusted to reflect the Company’s share of the earnings (losses) of the subsidiaries and changes in the subsidiaries’ capital and reduced to reflect dividends received from the subsidiaries. The Company’s share of the pretax earnings (losses) of the subsidiaries is reflected as equity in pretax earnings (losses) of subsidiaries.

A description of the Company’s wholly-owned subsidiaries follows:

Unilever Capital Corporation (“UCC”) provides the financing for the Company and the Unilever Group.

Indopco Holding, Inc. holds passive investments.

Tomopco, Inc. is an employee leasing company.

Unopco, Inc. holds certain trademarks.

Conopco, Inc. is the principal operating subsidiary of the Company. The operating companies within Conopco are primarily engaged in the manufacturing, marketing and selling of home, personal care, food and beverage products.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Major renewals and betterments are capitalized to the property accounts while minor replacements, maintenance and repairs, which do not extend the useful lives of the assets, are expensed as incurred. Depreciation is computed principally on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally as follows: buildings 40 years; furniture, fixtures, automobiles 3 to 15 years and software costs 3 years. Leasehold improvements are amortized over the lesser of the asset’s useful life or related lease term.

Long-Lived Assets

The Company reviews all long-lived assets (principally intangibles and property, plant and equipment) for impairment and writes such assets down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable. For assets held for use, the Company performs undiscounted cash flow analyses to determine if impairment exists. If necessary, assets held for disposal are reduced to net realizable value.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

Investment in Unilever Group Stock

Unilever N.V. shares and Unilever PLC American Depository Receipts (“ADRs”), are included in other assets and are held to satisfy the short term requirements of the Company’s obligations under its Stock Option, Stock Purchase, Performance Share and Share Bonus Plans (collectively, the “Stock Plans.”) The Company holds these securities, which, under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, are deemed “available for sale”. Accordingly, such investments are recorded at fair market value, with changes in their fair value being reported as components of other comprehensive income (loss). The costs of securities sold, or the amount reclassified from accumulated other comprehensive income (loss) to earnings, is determined on the average cost basis. The estimated fair value of investments in Unilever Group stock is based on quoted market prices.

Income Taxes

The provision for income taxes includes federal, foreign, state and local income taxes both currently payable and deferred for the Company and its subsidiaries. Deferred income taxes are accounted for under the liability method as required by SFAS No. 109, “Accounting for Income Taxes.” Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when it is more likely than not that a deferred tax asset will not be recovered. The Company makes provisions for estimated U.S. and foreign income taxes, less available tax credits and deductions, that may be incurred on the remittance by the Company’s subsidiaries of undistributed earnings.

Stock-based Compensation

The Company accounts for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” under which a fair value based method is used for determining proforma expense related to stock-based compensation.

Foreign Currency Translations

Assets and liabilities of foreign subsidiaries and joint venture, other than those in highly inflationary economies, are translated from their respective foreign currencies into US dollars at exchange rates in effect at the balance sheet dates. Income statement amounts are translated at the average exchange rates in effect during the year. The foreign currency translation adjustment has been recorded as part of other comprehensive income (loss). In highly inflationary economies where the US dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustments included in net income. Non-monetary assets and liabilities are translated at historical exchange rates.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

Accumulated other comprehensive income (loss)

Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included directly in stockholders equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following at December 31, 2001 and 2000:

	2001	2000

Unamortized balance of cumulative effect of change in accounting principle for derivative instruments (net of taxes of $10,354)	$ (17,631)	$ -
Additional minimum pension liability (net of taxes of $9,356 in 2001 and $2,168 in 2000)	(14,032)	(3,251)
Accumulated unrealized loss on investments (net of tax benefit of $4,477)	(8,315)	-
Cumulative foreign currency translation adjustment	118,978	(20,184)

Accumulated other comprehensive income (loss)	$ 79,000	$ (23,435)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

3. Acquisitions and Dispositions

Acquisitions

During 2000, several major acquisitions were completed. In May 2000, Conopco, Inc. acquired Slim*Fast Foods Co. for approximately $2.3 billion, and, in a separate agreement, Ben and Jerry’s for approximately $326 million. These acquisitions were financed with short-term borrowings and loans from the Unilever Group.

On October 4, 2000, the Company acquired 100% of the outstanding stock of the worldwide operations of Bestfoods, for a total purchase price of approximately $20.8 billion in cash, plus transaction costs of approximately $55 million. In addition, the Company assumed Bestfoods debt totaling approximately $4 billion. The acquisition was financed primarily by UCC’s issuance of third party debt of approximately $12.7 billion (for which Unilever United States, Inc. and Unilever N.V. and PLC are guarantors) and UCC’s borrowings from the Unilever Group of approximately $8.1 billion. Separately, Unilever United States, Inc. also guaranteed $2.25 billion of Unilever N.V. third-party debt.

The Company’s initial investment in Bestfoods consisted of approximately $7.6 billion in Bestfoods equity held by Unilever United States, Inc., approximately $1.6 billion in Bestfoods debt held by Unilever United States, Inc. and approximately $11.6 billion in Bestfoods debt held by UCC.

All of the 2000 acquisitions have been accounted for as purchases. Accordingly, the results of operations of the acquired companies are included in equity in pretax earnings of subsidiaries beginning as of the date of the respective acquisitions. Further, the underlying assets and liabilities of the acquired companies have been adjusted at the acquisition dates to reflect the allocation of the respective purchase prices based on estimated fair values.

In the case of Bestfoods, the purchase price allocation as of December 31, 2000 was preliminary. Likewise, operating results for the period ended December 31, 2000 included depreciation and amortization of property and equipment and intangible assets based on preliminary estimates of useful lives, including 20 years for the excess of purchase price over net assets acquired (goodwill). During the year ended December 31, 2001, the Company has obtained independent

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

appraisals of property, plant and equipment and intangible assets purchased in the acquisition; along with actuarial valuations for certain Bestfoods benefit plan obligations. Accordingly, certain revisions were made in 2001 to the original purchase price allocation to reflect these and other changes in estimates including the adjustment of assets held for disposal to the present value at acquisition of net disposal proceeds and the liabilities for certain legal and environmental exposures existing prior to acquisition.

See Note 9 for further information related to the Company’s subsidiaries and the impact of these acquisitions.

Dispositions

On December 20, 2001, the Unilever Group completed the sale of Unipath Limited, its woman’s health diagnostics businesses to Inverness Innovations, Inc. for $150 million in cash. Proceeds related to the U.S. business are approximately $10.9 million and a pretax gain on sale of approximately $4.6 million is included in 2001 equity in pretax earnings (losses) of subsidiaries. Annual sales of the U.S. business totaled approximately $31 million in 2000 and sales for the period January 1, 2001 to the date of disposal was approximately $30 million.

On October 2, 2001, the Unilever Group completed the sale of its North American seafood businesses to Nippon Suisan (USA), Inc., a subsidiary of Nippon Suisan Kaisha Limited for approximately $175 million in cash. The proceeds related to the U.S. business (Gorton’s) are approximately $85 million and a pretax loss on sale of approximately $3 million is included in 2001 equity in pretax earnings (losses) of subsidiaries. Annual sales of the U.S. business totaled approximately $232 million in 2000 and sales for the period January 1, 2001 to the date of disposal were approximately $173 million.

In July 2001, the Unilever Group completed the previously announced sale of the Bestfoods Baking Company to George Weston Limited for $1.765 billion in cash.

On January 23, 2001, the Unilever Group completed the previously announced sale of the worldwide Elizabeth Arden skincare, cosmetics and fragrance brands, and the White Shoulders fragrance brand, to FFI Fragrances for approximately $238 million. Consideration of $72.6 million was paid to the Company for the U.S. net assets of Elizabeth Arden. At December 31, 2000, the U.S. net assets were written down to their net realizable value resulting in an impairment charge of $115.7 million, which was included in equity in pretax earnings of subsidiaries in the financial statements for the fiscal year ended December 31, 2000. Annual sales of this business totaled approximately $339 million in 2000.

Intention to Dispose

On May 6, 2002, the Unilever Group completed the sale of the worldwide DiverseyLever businesses to Johnson Professional Holding, Inc. and S.C. Johnson Commercial Markets, Inc. in a transaction valued at approximately $1.6 billion. Under the terms of the sale, a new entity has been created, called JohnsonDiversey, into which the worldwide DiverseyLever businesses were transferred. Initially, Johnson Professional Holding, Inc. will have management control and two-thirds ownership interest and the Unilever Group will have the remaining one-third interest. The Unilever Group has received approximately $1 billion in cash with the remaining balance receivable in the form of a loan note of approximately $300 million and the one-third equity interest in JohnsonDiversey valued at approximately $300 million. The Unilever Group’s equity interest in JohnsonDiversey is intended to be divested to Johnson Professional Holding, Inc. over a five-year period. Sales for the U.S. business for the year ended December 31, 2001 were approximately $361 million.

On May 31, 2001, The Unilever Group announced its plans to sell a number of North American food brands and related assets from the Bestfoods portfolio, primarily cooking oil products, corn starches, commodity oils and syrups. Also included in the planned sale are the Rit dye and Niagara starch fabric care brands. These brands had combined annual U.S. sales in 2001 of approximately $360 million. On April 24, 2002, the Company signed a definitive agreement to sell these brands (excluding Rit dye and Niagara) to ACH Food Companies Inc. for $360 million. The transaction is expected to be completed during the third quarter of 2002.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

4. Property, Plant and Equipment

December 31,	2001	2000

Land	$ -	$ -
Buildings and leasehold improvements	3,240	3,681
Furniture, fixtures and automobiles	2,819	4,067
Construction in progress	16,754	-

	22,813	7,748
Less: Accumulated depreciation and amortization	1,295	1,591

Property, plant & equipment, net	$ 21,518	$ 6,157

5. Fair Value of Financial Instruments

The following table presents the carrying value and estimated fair value at December 31, 2001 and 2000 of the Company’s financial instruments reportable under to SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.”

		2001			2000
	Carrying Value		Estimated Fair Value	Carrying Value		Estimated Fair Value

Assets:
Cash and cash equivalents	$ 6,681		$ 6,681	$ 1,119		$ 1,119
Investments	14,186		14,186	20,931		20,931
Loans to equity subsidiaries	15,598,084		15,598,084	13,260,501		13,260,501
Liabilities
Loans from equity subsidiaries	$ 21,690,946		$ 21,690,946	$ 18,604,660		$ 18,604,660

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

Cash and cash equivalents; Loans to and from equity subsidiaries

The carrying value approximates fair value because of the short-term nature of these instruments.

Investments

The estimated fair value of investments is based on quoted market prices of these or similar instruments. Investments include Unilever NV shares and Unilever PLC ADRs held for Employee Stock Option and Purchase Plans. (See Note 8)

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

6. Income Taxes

The Company and all its eligible subsidiaries file Federal income tax returns on a consolidated basis. The provision (benefit) for income taxes comprises:

For the years ended December 31,	2001	2000	1999

Current:
Federal	$ 21,178	$ 170,969	$ 272,300
State	23,670	39,637	40,026
Foreign	181,940	63,630	4,744
Deferred:
Federal	(80,810)	(127,853)	10,591
State	(794)	(28,377)	3,412
Foreign	(42,569)	28,000	-

Income tax provision	$ 102,615	$ 146,006	$ 331,073

Significant components of the Company’s deferred tax assets and liabilities at December 31 are as follows:

December 31,	2001	2000

Deferred tax assets:
Other accruals	$ 251,086	$ 54,455
Unrealized exchange loss	-	42,888
Environmental liabilities	53,602	57,737
Inventory	7,218	13,006
Loss carryforwards	147,766	74,759
Employee retirement benefit plans	145,551	412,959
Miscellaneous	71,212	41,410

Total gross deferred tax assets	$ 676,435	$ 697,214

Deferred tax liabilities:
Capital assets	$ (15,872)	$ (13,260)
Inventory	-	(10,096)
Intangible assets	(1,741,041)	(413,925)
Property, plant and equipment	(334,277)	(446,106)
Unrepatriated foreign earnings	(72,325)	(122,572)
Employee retirement benefit plans	-	(176,336)
Valuation adjustment for assets held for sale	-	(195,355)
Miscellaneous	(6,069)	(34,000)

Total gross deferred tax liabilities	$(2,169,584)	$(1,411,650)

Valuation allowances	(71,635)	(59,079)

Net deferred tax liabilities	$(1,564,784)	$ (773,515)

At December 31, 2001, the Company has approximately $30.2 million of federal, $226.5 million of foreign and approximately $1.1 billion of state net operating loss carryforwards that expire in years through 2021. For financial reporting purposes, a valuation allowance has been recorded against a portion of such loss carryforwards.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

A reconciliation of the income tax provision with amounts computed at federal statutory rates is as follows:

For the years ended December 31,	2001		2000		1999

	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income

Computed tax at federal statutory rate	$(199,264)	35.0%	$22,747	35.0%	$270,128	35.0%
Increase (decrease) in taxes resulting from:
State and local taxes, net of federal tax benefits	14,869	(2.6)%	7,797	12.0%	28,235	3.7%
Amortization of goodwill	341,936	(60.1)%	115,541	177.8%	24,735	3.2%
Loss on assets held for sale	13,749	(2.4)%	(43,334)	(66.7)%	-	-
Tax differences related to foreign subsidiaries and other foreign items	(13,577)	2.4%	(6,406)	(9.9)%	(6,981)	(0.9)%
All other, primarily revisions of prior-year estimates	(55,098)	9.7%	49,661	76.4%	14,956	1.9%

Income tax provision from continuing operations	$102,615	(18.0)%	$146,006	224.7%	$331,073	42.9%

7. Pension and Other Postretirement Benefit Programs

The Company and its subsidiaries have defined benefit pension plans (the “Pension Plans”) covering substantially all employees of the Company and its subsidiaries. The Pension Plans provide for payment of retirement benefits, primarily commencing between the ages of 55 and 65, and also for payment of certain disability benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the Pension Plans are generally determined on the basis of the employees’ length of service and earnings. It is the Company’s policy to fund at least the minimum amounts required by the Employee Retirement Income Security Act of 1974.

The prepaid pension asset at December 31, 2001 of $56,906 (2000-$101,714) and accrued benefit liability of $47,527 (2000-$46,503) are recorded on the Company’s balance sheet in other assets and other long-term liabilities, respectively. At December 31, 2001, an additional minimum liability of $27,079 (2000-$11,366) is reflected in the balance sheet with the offset going to other assets of $3,691 (2000-$5,947) and accumulated other comprehensive loss of $23,388 (2000-$5,419). The Company, however, charges the subsidiaries for their share of the annual pension costs. Pension plans for Slim*Fast, Unilever Bestfoods and DiverseyLever are maintained on the books of these respective operating companies.

The Company and its subsidiaries also maintain unfunded medical, dental and life insurance benefit plans covering substantially all eligible active employees and retirees. The Company retains the right, subject to existing agreements, to change or eliminate these benefits. The Company maintains only its portion of the liability and benefit cost for these plans.

The Company maintains defined contribution profit-sharing and savings plans in order to provide supplementary retirement benefits to full-time employees who meet certain eligibility requirements. Company contributions to these plans charged to expense in 2001 were $1,076 (2000-$1,106; 1999-$938).

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

8. Stock Plans

The Company and its subsidiaries participate in four stock-based plans, the Unilever North America 1992 Executive Stock Option Plan (the “Option Plan”), the Unilever North America 1995 Employee Share Purchase Plan (the “Purchase Plan”), the Unilever North America Performance Share Plan (the “Performance Share Plan”) and the Unilever North American Share Bonus Plan (the “Share Bonus Plan”), collectively the “Stock Plans,” that are described below.

The Option Plan

The Option Plan provides for the granting of options to purchase a maximum of 4,200,000 shares (New York Registry) of Unilever N.V. and 8,000,000 Unilever PLC ADRs, each representing four ordinary shares of Unilever PLC, to key North American employees of the Company and its subsidiaries. Under the Option Plan, options have been granted on a discretionary basis to acquire shares at an option price that equals the market value on the date options were granted. These options become exercisable over a three-year period from the date of grant and have a maximum term of ten years.

A summary of the Option Plan activity for 2001, 2000 and 1999 is presented below:

Unilever N.V. Shares	2001		2000		1999

	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price

Outstanding at January 1	1,879,035	$44.97	1,833,565	$46.94	1,598,044	$40.68
Granted	800,389	51.76	272,645	52.21	265,838	69.21
Exercised	(118,465)	30.52	(185,740)	38.40	(21,933)	28.85
Forfeited	(14,992)	65.22	(41,435)	59.43	(8,384)	38.62

Outstanding at December 31	2,545,967	$46.94	1,879,035	$49.03	1,833,565	$44.97

Options exercisable at December 31	1,504,249	$41.72	1,372,690	$45.93	1,311,699	$41.72

Unilever PLC ADRs	2001		2000		1999

	ADRs	Weighted Avg. Exercise Price	ADRs	Weighted Avg. Exercise Price	ADRs	Weighted Avg. Exercise Price

Outstanding at January 1	1,716,068	$33.14	1,337,502	$35.08	894,716	$34.02
Granted	1,318,537	29.01	457,167	27.79	446,789	37.21
Exercised	(49,525)	27.46	(11,893)	26.86	(1,339)	26.86
Forfeited	(26,452)	32.74	(66,708)	36.51	(2,664)	37.84

Outstanding at December 31	2,958,628	$31.39	1,716,068	$33.14	1,337,502	$35.08

Options exercisable at December 31	1,234,156	$34.07	866,499	$33.15	462,567	$31.47

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

The following table summarizes information about fixed-price stock options outstanding at December 31, 2001:

Unilever N.V. Shares		Options Outstanding		Options Exercisable

Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Avg. Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price

$25.67	168,994	3 years	25.67	168,994	25.67
25.69	19,600	1 year	$25.69	19,600	$25.69
26.81	67,736	2 years	26.81	67,736	26.81
31.60 to 31.95	207,159	4 years	31.94	207,159	31.94
33.89	303,173	5 years	33.89	303,173	33.89
41.16 to 56.13	250,445	9 years	51.72	82,350	51.73
48.74	277,415	6 years	48.74	277,415	48.74
50.09 to 54.70	792,534	10 years	52.28	-	-
69.19	243,188	8 years	69.19	162,099	69.19
76.69	215,723	7 years	76.69	215,723	76.69

$25.67 to $76.69	2,545,967		$49.03	1,504,249	$45.91

Unilever PLC ADRs		Options Outstanding		Options Exercisable

Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Avg. Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price

$22.25 to 30.91	419,877	9 years	27.77	138,076	27.78
$26.86	463,698	6 years	26.86	463,698	$26.86
$27.62 to 30.65	1,306,915	10 years	29.03	-	-
$37.19	407,194	8 years	37.19	271,438	37.19
$43.38	360,944	7 years	43.38	360,944	43.38

$22.25 to $43.38	2,958,628		$31.39	1,234,156	$34.07

The Purchase Plan

The Purchase Plan is a biannual share purchase offering that provides for the granting of options to purchase a maximum of 10,000,000 shares of the New York Registry of Unilever N.V. to eligible North American employees of the Company and its subsidiaries. As of December 31, 2001, 8,385,132 shares remained available for grant under the plan.

The offering under the Purchase Plan held in 1999 was limited to 2,000,000 shares. Under the terms of the offering, eligible employees could elect to accept the option to purchase not less than 30 or more than 381 whole shares by payroll deduction of up to 10% of annual base compensation over a two-year period in equal installments beginning January 1, 2000 and ending December 31, 2001. As of December 31, 2001, eligible employees elected to accept the option to purchase 215,085 Unilever N.V. shares at an option price of $52.43, which represents a 10% discount to the market value on the grant date. A discount of $2,883 was amortized over the 24-month vesting period of the Purchase Plan, starting January 1, 2000.

The Performance Share Plan

The Performance Share Plan was instituted in 2001 and provides for the granting of performance awards to eligible North American executives and other key employees of the Company and its subsidiaries. These awards provide for the defined issuance of shares and ADRs based on the level of achievement of certain management objectives over a three-year period. Compensation expense is recognized over the vesting period based on estimated numbers of shares to be awarded and current market prices of the shares. However, awards are not final until the end of the three-year period. During 2001, the Company and its subsidiaries accrued toward 557,450 and 1,036,181 equivalent shares of Unilever N.V stock and Unilever PLC ADRs, collectively "the shares", respectively. The shares will be issued at the end of the three-year performance period if the performance criteria have been met.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

The Share Bonus Plan

This plan was instituted in 2001 and allows key eligible North American employees of the Company and its subsidiaries to allocate a portion of their annual short term incentive plan award or sales incentive award to purchase Unilever shares and receive a share for share company match at the end of a five year restriction period. Employees are immediately vested in the amount of their annual award shares, and the Company and its subsidiaries record compensation expense for these in the year the annual award is earned. For matching shares, the Company and its subsidiaries record compensation expense ratably over the 5 year earn out period, with changes in market price of stock being recorded as adjustments to compensation expense over the 5-year period. During 2001, the Company and its subsidiaries awarded 24,221 and 44,372 matching phantom stock units for Unilever N.V. Shares and Unilever PLC ADRs, respectively. Actual shares and ADRs will be issued at the end of the five-year restriction period.

The proforma disclosures required by SFAS 123 have not been provided as the effect on compensation expense and net income (loss) was immaterial. Pursuant to SFAS 123, the fair value for these instruments was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	2001	2000

NV share value information
Risk free interest rate	4.5%	4.9%
Dividend yield	2.2%	4.5%
Volatility factor	29.3%	28.6%
Expected life of stock options	3.5 years	4.0 years

PLC share value information
Risk free interest rate	5.4%	5.7%
Dividend yield	2.8%	3.3%
Volatility factor	28.1%	25.6%
Expected life of stock options	4.7 years	5.0 years

The following table presents the results of the fair value calculation based on the assumptions described above.

	2001	2000

NV share value information, at grant date
Weighted average fair value of options granted during the year	$10.54	$9.89
Weighted average fair value of awards granted during the year under the purchase plan	-	$12.06
Weighted average fair value of awards granted during the year under the performance share plan	$59.65	-
Weighted average fair value of awards granted during the year under the share bonus plan	$56.54	-

PLC share value information, at grant date
Weighted average fair value of options granted during the year	$7.06	$6.86
Weighted average fair value of awards granted during the year, under the performance share plan	$34.37	-
Weighted average fair value of awards granted during the year under the share bonus plan	$30.82	-
Expected life of stock options	4.7 years	5.0 years

Beginning in 1999 Dedoffer B.V., an affiliate of the Company, held substantially all of the Unilever N.V. shares and Unilever PLC ADRs to hedge the Company’s obligations under these plans.

At December 31, 2001, the Company held 280,500 Unilever N.V. shares and 93,200 of Unilever PLC ADRs (2000-7,944 of Unilever N.V. shares). Dividends received on the Unilever N.V. shares held by the Company of $14 in 2001 (2000-$35; 1999-$2,002) are included within other (income) expense, net. As additional options are exercised, the

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

Company will purchase shares at prevailing market prices and recognize a gain/loss on the exercise of the options when incurred. The losses on the exercise of options are included in other expense (income) line of the Statement of Operations.

9. Equity Method Investments

Summarized financial information for the equity method investments in aggregate at December 31, and for the years then ended was as follows:

	2001	2000

Current assets	$ 25,125,668	$24,518,755
Non-current assets	30,011,735	30,045,810
Current liabilities	32,987,535	32,260,590
Non-current liabilities	7,999,474	8,051,958

	2001	2000	1999

Net sales	$15,802,139	$11,193,476	$8,655,842
Gross profit	6,910,713	5,230,614	4,219,469
Earnings (losses) before income taxes	(198,005)	375,684	932,596
Cumulative effect of change in accounting principle for revenue recognition (net of tax benefit of $9,800)	-	(14,700)	-

Earnings (losses) before income taxes of the equity method investments includes $377,916, $289,500, and $157,928 for the years ended December 31, 2001, 2000 and 1999, respectively, of interest income on loans to the Company, net of interest expense on loans from the Company.

The following unaudited pro forma results of operations for the equity method subsidiaries for the years ended December 31, 2000 and 1999 assume the businesses acquired during 2000 (See Note 3) had been acquired as of January 1, 1999. The pro forma results include estimates and assumptions which management believes are reasonable. The assumptions and pro forma adjustments include amortization of goodwill and other intangibles arising from the acquisitions; interest expense on debt incurred to finance the acquisitions; exclusion of non-recurring transaction costs of Bestfoods; exclusion of operating results of the Bestfoods Baking Company, which was classified as an asset held for disposal; and the assumed retroactive application of the change in accounting for SAB 101 (see below).

The unaudited pro forma results for the equity method subsidiaries do not include any anticipated cost savings or other effects of the planned integration and are not necessarily indicative of the results which would have occurred if the acquisitions had actually taken place on January 1, 1999 or which may result in the future.

	2000	1999

Net sales	$16,623,467	$16,206,035
Gross profit	7,817,806	7,801,487
Losses before income taxes	(960,254)	(444,318)

During 2001, the Company entered into business lease arrangements with certain foreign affiliates of the Unilever Group. Pursuant to these arrangements, the Company now receives lease income for the net operating results of certain of the Unilever Bestfoods international subsidiaries owned by the Company, rather than recording the individual sales and operating expenses of those subsidiaries in the Company’s statement of operations. Business lease income resulting from these arrangements and recorded in other (income) expense, net amounted to $139,172 for the year ended December 31, 2001. Sales for the businesses now under business leases were $2,860,069 in 2000 and $2,855,023 in 1999.

Impact of New Accounting Pronouncements on Equity Subsidiaries

In fiscal 2000, the equity subsidiaries changed their accounting for recognizing revenue to comply with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

(“SAB 101”). In accordance with SAB 101, certain of the equity subsidiaries changed their method of accounting for revenue recognition retroactive to the beginning of fiscal 2000. Previously, these subsidiaries recognized revenue at the point of shipment even though they retained certain risks and rewards of ownership. The cumulative effect of the accounting change as of January 1, 2000, resulted in a charge to income of approximately $14.7 million (net of income tax benefit of approximately $9.8 million), which is a separate component of the subsidiaries’ net loss for fiscal 2000. Fiscal 2000 net sales of the equity subsidiaries included $53.5 million that was included in the cumulative effect adjustment as of January 1, 2000. The effect of the change on fiscal 2000 earnings before income taxes was a decrease of $5.0 million.

In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities,” an amendment to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring all derivative instruments to be recorded on the balance sheet at their fair value. SFAS No. 133 requires that changes in the derivatives’ fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company has adopted SFAS No. 133 (as amended by SFAS No. 138) as of January 1, 2001. While the Company does not directly use derivative instruments, subsidiaries of the Company do use derivative instruments, and have recorded a $39.1 million pretax charge against other comprehensive income at January 1, 2001. The subsidiaries do not engage in trading or other speculative use of these derivative instruments. In addition, $18.9 million of deferred terminated swap losses were reclassified to other comprehensive income of the equity subsidiaries at January 1, 2001 on a pretax basis. The gains and losses on the derivative instruments that are reported in other comprehensive income of subsidiaries will be reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Since the Company and its subsidiaries have decided not to elect hedge accounting after January 1, 2001, all changes to the fair value of derivative investments after January 1, 2001 are recognized immediately in earnings. For the year ended December 31, 2001, equity in pretax earnings (losses) of subsidiaries includes amortization expense related to the terminated swap losses of approximately $30 million and approximately $138 million of expense related to the change in fair value of current derivative instruments.

In June 2001, SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") were issued. SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated and/or completed after June 30, 2001. SFAS 141 also specifies criteria that must be met for intangible assets acquired to be recognized and reported apart from goodwill. The Company does not anticipate that the adoption of SFAS 141 will have any impact on the Company. SFAS 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized but instead be measured for impairment at least annually, or when events indicate that there may be impairment. In connection with the SFAS 142 transitional impairment evaluation of goodwill and intangibles with indefinite lives, the Company and its subsidiaries are required to perform an assessment of whether circumstances have indicated that these assets are impaired as of the January 1, 2002 date of adoption. Because of the extensive effort needed to comply with adopting SFAS 142, it is not yet practicable to reasonably estimate the impact on the Company's financial statements, specifically whether its subsidiaries will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. However, the Company estimates that the adoption will reduce amortization expense included in the equity in pretax earnings of subsidiaries by approximately $1 billion when amortization of goodwill and certain intangibles ceases as of January 1, 2002. As of December 31, 2001, the Company’s subsidiaries had net goodwill of $19,688,252 and net other intangible assets of $6,451,828. Amortization expense related to goodwill and other intangible assets was $1,059,181 and $315,109, respectively, for the fiscal year ended December 31, 2001 and is included in equity in pretax earnings of subsidiaries for fiscal 2001.

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") was issued. This pronouncement addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs that result from the acquisition, construction, or development and normal operation of a long-lived asset. SFAS 143 requires an increase in the carrying amount of the related long-lived asset upon initial recognition of a liability for an asset retirement obligation. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the assets’ useful life. The Company and its subsidiaries will adopt SFAS 143 on January 1, 2003. The adoption of this statement is not expected to have a material impact on the Company's financial statements.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") was issued. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement also extends the reporting requirements to report separately, as discontinued operations, components of

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

an entity that have either been disposed of or classified held for sale. The Company and its subsidiaries will adopt the provisions of SFAS 144 on January 1, 2002. The adoption of SFAS 144 is not expected to have a significant effect on the Company's financial statements.

10. Leased Properties

The Company is a lessee under an operating lease for an office building located in New York City. In December 1998, the Company assigned all of its rights and obligations under this building lease to a third party. Pursuant to this assignment, the Company remains contingently liable for lease obligations to the building’s owner potentially through the year 2009. The maximum fixed amount for which the Company is contingently liable over the remaining original lease term is estimated to be approximately $30,000; however, various funds have been set aside by the third party as collateral against any non-performance on its part.

The Company has also entered into a lease agreement with this same third party to occupy a portion of the space in the building through the year 2013. Future minimum lease payments, by year and in the aggregate, for this non-cancelable operating lease consisted of the following at December 31, 2001:

Operating

2002	$ 2,491
2003	2,491
2004	2,608
2005	2,608
2006	2,608
Thereafter	18,565

Total minimum lease payments	$31,371

Total rental expense for 2001 aggregated $2,491 (2000-$2,684; 1999-$2,056).

11. Commitments and Contingent Liabilities

The Company and its subsidiaries are party to various legal proceedings, environmental assessments and remediation activities, and other matters incidental to the operation of the businesses. It is not possible to determine precisely the ultimate costs, if any, of suits now pending or required site remediation. However, in the opinion of counsel and management, any liability under such actions, beyond that provided for at December 31, 2001, will not be material in relation to the balance sheet, results of operations or cash flows of the Company.

12. Related-Party Transactions

The Company provides certain administrative, accounting and legal services to its equity method subsidiaries. The costs charged to the subsidiaries totaled $78,088, $66,936, and $37,633 in 2001, 2000 and 1999, respectively.

The Company has demand loans payable to Unilever Capital Corporation of $21,690,946 (2000-$18,604,660), and demand loans receivable from Conopco, Inc. of $15,598,084 (2000-$13,260,501). These loans are at an interest rate of 6.5% and 6%, respectively in 2001 (2000-6.8%). The Statements of Operations for 2001, 2000, and 1999 include $377,916, $289,500, and $157,928, respectively, of interest expense net of interest income on these loans.

The Unilever Group is aware of its commitment to ensure that Unilever United States, Inc. is at all times in a position to meet its liabilities and cash requirements, at least for a period of not less than one year from May 31, 2002.

On May 4, 1999, the Company received a $1.9 billion dividend from its equity method subsidiaries and concurrently paid a dividend to the Unilever Group for the same amount.

13. Recapitalization of the Company

On November 1, 2000, the Company amended its charter to effect a change in its capital structure. Under the new capital structure, the Company is authorized to issue two classes of Common Stock – Class A and Class B – in amounts of 9,000 shares and 1,000 shares, respectively. Both classes of Common Stock have a par value of $0.33 1/3 and are identical in all respects other than in name.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Financial Statements, Continued
(Dollars in thousands unless otherwise stated and excluding per share amounts)

In addition, the Common Stock issued and outstanding of 4,000 shares prior to the amendment, all of which were owned by the Unilever Group, were converted into 1,640 shares of the Class A Common Stock.

Concurrent with the amendment, the Unilever Group contributed $7.6 billion of new equity into the Company for which it received an additional 912 shares of Class A Common Stock and 304 shares of Class B Common Stock. As of December 31, 2001, the common stock issued and outstanding totaled 2,552 shares of Class A Common Stock and 304 shares of Class B Common Stock, all of which is owned by the Unilever Group.

14. Restructuring Programs

On February 22, 2000, the Unilever Group announced its “Path to Growth” strategy, a series of worldwide initiatives as part of a program to accelerate growth and expand margins. These initiatives consist of focusing resources on 400 key brands, closing certain manufacturing sites and reorganizing or divesting under-performing businesses. Consequently, as part of these initiatives the Unilever Group’s total worldwide workforce is expected to be reduced by approximately 10%, primarily in Europe and the Americas, over several years. The total costs related to these restructurings are expected to be incurred over a five-year period. The Company and its subsidiaries will continue to record charges for these costs and asset write-downs as plans related to its operations are finalized.

In addition, the Company’s subsidiaries have undertaken certain restructuring activities in connection with the integration of Bestfoods.

Results of the equity subsidiaries, for the years ended December 31, 2001 and 2000, include restructuring charges and asset write-downs totaling approximately $169 million and $284 million, respectively, pursuant to these initiatives.

In 1999, the results of the equity subsidiaries included $28.1 million for other restructuring initiatives.

15. Subsequent Events

On March 30, 2002, Unilever United States, Inc., through its subsidiaries, transferred common stock and assets of several Bestfoods foreign subsidiaries into a newly formed Dutch holding company, Mixhold N.V. in exchange for voting preferred stock. Simultaneously, Unilever N.V. contributed its operations in many of the same countries as those of Bestfoods for consideration consisting of Mixhold common stock and in some cases cash. The transaction was completed to permit legal and operational integration of the businesses. In 2001, these contributed Bestfoods subsidiaries had revenue of approximately $3.6 billion, operating income of $733 million and profit before taxes of $410 million.